12014022

KW 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH., D.C. 196

SEC FILE NUMBER
8- 33862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodman & Renshaw LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Horin 212.356.0545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mr

OATH OR AFFIRMATION

I, David J. Horin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodman & Renshaw LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

SARINA LO CASCIO
Notary Public, State of New York
No. 4973537
Qualified in New York County
Commission Expires October 22, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

RODMAN & RENSHAW, LLC

(A Wholly owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2011

(With Reports of Independent Registered Public Accounting Firm Thereon)

RODMAN & RENSHAW, LLC
(A Wholly owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Financial Statements and Supplementary Schedules
December 31, 2011

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Rodman & Renshaw, LLC:

We have audited the accompanying statement of financial condition of Rodman & Renshaw, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodman & Renshaw, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 27, 2012

RODMAN & RENSHAW, LLC
(A Wholly Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Statement of Financial Condition

December 31, 2011

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	5,231
Financial instruments owned, at fair value:		
Corporate equity securities		5,064
Warrants and options		4,767
Fixed income		1,093
Total financial instruments owned, at fair value		10,924
Private placement and other fees receivable		1,733
Due from clearing broker		1,828
Prepaid expenses		499
Property and equipment, net		2,911
Due from RRCG		3,880
Other assets		517
Total assets	$	27,523
Liabilities and Member's Equity		
Liabilities:		
Accrued compensation payable	$	4,628
Accounts payable and accrued expenses		3,076
Financial instruments sold, not yet purchased, at fair value		1,643
Total liabilities		9,347
Commitments and contingencies		
Member's equity		18,176
Total liabilities and member's equity	$	27,523

See accompanying notes to financial statements.

RODMAN & RENSHAW, LLC
(A Wholly Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Statement of Operations

Year ended December 31, 2011

(Dollars in thousands)

Revenues:		
Investment banking	$	57,785
Principal transactions		(15,930)
Brokerage		17,432
Conference fees		3,107
Interest and other income		37
Total revenues		62,431
Operating expenses:		
Compensation and benefits		43,269
Conference expenses		6,980
Professional and consulting expenses		4,823
Business development		4,739
Occupancy and equipment rentals		3,369
Advertising and marketing		593
Communication and market research		5,769
Depreciation and amortization		1,280
Execution and clearance		2,484
Impairment of goodwill and other intangibles		813
Amortization of other intangible assets		112
Other		6,640
Total operating expenses		80,871
Loss before income taxes		(18,440)
Income tax		(401)
Net loss	$	(18,841)

See accompanying notes to financial statements.

RODMAN & RENSHAW, LLC
(A Wholly Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Statement of Changes in Member's Equity

Year ended December 31, 2011

(Dollars in thousands)

Member's equity, December 31, 2010	$	36,365
Contributions from Parent		652
Net loss		(18,841)
Member's equity, December 31, 2011	$	18,176

See accompanying notes to financial statements.

RODMAN & RENSHAW, LLC
(A Wholly Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2011

(Dollars in thousands)

Cash flows from operating activities:		
Net loss	$	(18,841)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		1,392
Impairment of goodwill and other intangible assets		813
Increases (decreases) in operating assets:		
Financial instruments owned, at fair value		11,977
Private placement and other fees receivable		1,865
Due from clearing broker		5,878
Prepaid expenses		2,021
Other assets		1,027
Due from RRCG		2,190
Increases (decreases) in operating liabilities:		
Financial instruments sold not yet purchased, at fair value		(2,275)
Accrued compensation payable		(12,652)
Accounts payable and accrued expenses		(933)
Net cash used in operating activities		(7,538)
Cash flows from investing activities:		
Purchases of property and equipment		(1,215)
Net cash used in investing activities		(1,215)
Cash flows from financing activities:		
Contributions from Parent		652
Net cash provided by financing activities		652
Net decrease in cash and cash equivalents		(8,101)
Cash and cash equivalents – beginning of year		13,332
Cash and cash equivalents – end of year	$	5,231

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

The accompanying financial statements include the accounts of Rodman & Renshaw, LLC (the Company). Rodman & Renshaw, LLC is a wholly owned and principal operating subsidiary of Rodman & Renshaw Holding, LLC (Parent) which is a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc. (RRCG). RRCG is a Delaware holding company which, through its various subsidiaries is engaged in the investment banking business.

The Company is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934, as amended (the Exchange Act), and is registered with the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. The Company also provides research and sales and trading services to institutional investors. The Company is the leader in the PIPE (private investment in public equity) and RD (registered direct offering) transaction markets.

The Company is an introducing broker and clears all transactions through clearing organizations on a fully disclosed basis. Accordingly, the Company is exempt from most provisions of Rule 15c3-3 of the Exchange Act.

On April 8, 2011, RRCG completed its acquisition of Hudson Holding Corporation (Hudson). The transaction was valued at approximately $5.3 million, based upon the $2.06 per share closing price of the RRCG's common stock on that date.

(2) Summary of Significant Accounting Policies

(a) Fair Value of Financial Instruments

As defined in Accounting Standard Codification (ASC) 820, fair value generally is based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered in determining the fair value of financial instruments are discount margins, weighted average spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, such financial instruments are adjusted to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value

derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying Consolidated Statements of Operations. Equity interests in certain private equity securities and limited partnership interests are reflected in the Consolidated Financial Statements at fair value, which is often represented at initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. This represents the Company's best estimate of exit price. Generally, the carrying values of these securities will be increased or decreased based on company performance in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level I includes those financial instruments whose valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level II includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level II, substantially all of these assumptions

(Continued)

would need to be observable in the marketplace or able to be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level III is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are warrants, private securities, restricted securities, and limited partnership interests.

(b) Value of Underwriter and Placement Agent Warrants

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The Company values such warrants using the Black-Scholes Option Pricing Model (Black-Scholes). The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and expected price volatility. When the Company initially receives a warrant in connection with, or prior to an initial public offering, it applies a portfolio wide volatility assumption based on the volatility of an index of comparable companies, since there is no price history for new publicly traded or private companies. As each warrant approaches its expiration date, its volatility factor is derived primarily from the implied volatility of traded options or warrants, when available, or the historical prices of its underlying common stock. Management cannot assure that it ultimately will be able to liquidate any of the warrants received in a way that will realize the value attributed to the warrants in the financial statements through the application of Black-Scholes.

The fair value of warrants is recorded in financial instruments owned, at fair value on the Company's Consolidated Statements of Financial Condition. When a warrant is received, its fair value is included in investment banking revenue as of the close of the date on which it is earned. Subsequently, any change in fair value is recorded as principal transactions. When a warrant is exercised, the fair value is adjusted to reflect the value of the securities purchased, net of the exercise price, and the adjustment amount is recorded as income or loss for the relevant period. If a warrant expires unexercised, the fair value is adjusted to zero and the decrease is recorded as a loss in the relevant period.

(c) Revenue Recognition Policy

Investment Banking. Underwriting and placement agent revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the Consolidated Statements of Operations when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are estimated and recorded when the related revenue is recognized or the engagement is otherwise concluded. Underwriting and placement agent revenues are presented net of related expenses. When the Company is not the lead manager for an underwriting transaction, management must estimate the Company's share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes as co-manager. Such amounts are adjusted to reflect actual

(Continued)

expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

In connection with some underwritten transactions, the Company may hold in inventory, for a period of time, securities positions to facilitate the completion of the underwritten transactions. Realized and unrealized net gains and losses on these positions are recorded in investment banking revenues.

When the Company receives warrants as a component of its compensation for investment banking services, revenue is recognized based on the fair value of those instruments. Revenue from the receipt of warrants is recognized, as of the close of the date on which it is earned, based on the estimated fair value of the securities received using Black-Scholes, which takes into account the exercise price, remaining life of the warrant, the current price and expected price volatility of the underlying stock, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. The following provides details of the Company's investment banking revenue for the year ended December 31, 2011 (in thousands of dollars):

Private placement	$	25,038
Warrants		10,116
Strategic Advisory		5,115
Underwriting		17,516
Total investment banking revenue	$	57,785

Principal Transactions. Investment related financial instruments owned and financial instruments sold, but not yet purchased (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in principal transactions on a trade-date basis.

Brokerage. Brokerage revenues consist of (a) $13.2 million of commissions resulting from securities transactions executed as agent or principal and recorded on a trade date basis, net of soft dollar expenses of $0.9 million for the year ended December 31, 2011 and (b) $4.2 million of related net trading gains and losses from market making activities.

Conference Fees. The Company may receive conference deposits from presenters, which are recorded as a liability and then recognized as revenue when the fees are nonrefundable. The Company also makes advance payments for conference facilities, entertainment and related costs, which are recorded as prepaid expenses and then recognized as expenses when the conference is conducted.

(d) Cash and Cash Equivalents

Cash and cash equivalents includes $0.4 million on deposit in a Special Reserve Bank Account for the Exclusive Benefit of Customers pursuant to Rule 15c3-3 of the Exchange Act and relates to the Company's soft dollar credit balances. Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

(Continued)

(e) ***Property and Equipment***

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter pursuant to the provisions of ASC 360, *Property, Plant and Equipment.*

(f) ***Goodwill and Other Intangible Assets***

Goodwill is not amortized; instead, it is reviewed for impairment at least annually and written down when impaired. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit.

Intangible assets consist of customer relationships and a trade name. Customer relationships and a trade name acquired in business combinations under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. Customer relationships are recorded at cost net of accumulated amortization. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. Amortization is calculated using the straight line method over the estimated useful lives at the following annual rates:

	Percentage
Customer relationships	33%
Trade name	10

The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of finite-lived intangible asset may not be recoverable pursuant to the provisions of ASC 350, *Intangibles – Goodwill and Other.* Recoverability of a finite-lived intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows.

(g) ***Federal and State Income Taxes***

The Company is a single member LLC owned by Rodman & Renshaw Holding, LLC (RRH). Under current federal and state income tax laws and regulations, RRH is treated as a partnership for tax reporting purposes, and except as described below, is generally not subject to income taxes. Additionally, except as described below, no provision has been made for federal, state, or local income taxes on the results of operations generated by partnership activities, as such taxes are the responsibilities of its members.

RRH is subject to the New York City Unincorporated Business Tax (UBT), at a statutory rate of 4% on a portion of its income, and various entity level taxes from other jurisdictions. As a division of

RRH, the Company accounts for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income Taxes Topic of FASB ASC 740–10 prescribes a recognition threshold and measurement method for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition issues. The Company's policy is to classify penalties and interest associated with uncertain tax positions, if any, as a component of its income tax provision.

(h) Use of Estimates

The preparation of financial statements is in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(i) Forgivable Loans

As of December 31, 2011, the net balance of forgivable loans was $0.2 million, which is included in other assets on the Statements of Financial Condition. The Company recorded $1.1 million of compensation expense related to the amortization of these loans during the year ended December 31, 2011. These loans are subject to a substantive service requirement by the employees and are amortized over the service period on a straight-line basis.

(j) Stock Based Compensation

The Company measures its compensation cost for all stock-based awards at fair value on the date of grant and recognizes the compensation expense over the requisite service period pursuant to the provisions of ASC 718, *Compensation – Stock Compensation*. Expenses associated with such grants are generally recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

Stock based compensation for performance-based stock awards is recognized on a graded vesting basis over the requisite service period, net of estimated forfeitures, if it is probable that the performance condition will be achieved. There were reversals of approximately $0.6 million in stock based compensation expense because it is not probable the performance conditions will be achieved.

Stock based compensation is presented in the Statement of Operations.

(k) Reclassifications

Certain reclassifications have been made to previously reported balances to conform to the current presentation.

(l) Accounting Developments

Fair Value Measurements and Disclosures. In May 2011, the FASB issued accounting updates to ASC 820, Fair Value Measurements Topic – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The updates are effective March 1, 2012 and will be applied prospectively. The adoption of this guidance is not expected to have an impact on our financial condition, results of operations or cash flows.

Goodwill Testing. In September 2011, the FASB issued an ASU, Testing Goodwill for Impairment (ASU 2011-08) to Topic 350, *Intangibles – Goodwill and Other*. The update outlines amendments to the two step goodwill impairment test permitting an entity to first assess qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The update is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have an impact on our financial condition, results of operation or cash flows.

(3) Hudson Acquisition

On April 8, 2011, RRCG completed its acquisition of Hudson. The transaction was valued at approximately $5.3 million, based upon the $2.06 per share closing price of the Company's common stock on that date. In May 2011, most of Hudson's assets, including goodwill, were "pushed down" to the Company as these activities were merged into the Company.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. Goodwill of $0.3 million was recorded as an asset in the statement of financial condition. During the fourth quarter of 2011, the Company finalized its final purchase price allocation and determined that no intangible assets were identified.

The following table summarizes the fair value of assets acquired and liabilities assumed by RRCG at the date of the acquisition which were "pushed down" to the Company (in thousands):

Assets:		
Cash and cash equivalents:	$	4,927
Financial instruments owned, at fair value:		2,501
Private placement and other fees receivable		597
Receivable from brokers, dealers and clearing agencies		1,337
Property and equipment, net		152
Other assets		2,618
Total assets		12,132
Liabilities:		
Accrued compensation payable		1,231
Accounts payable and accrued expenses		4,735
Financial instruments sold, not yet purchased, at fair value		1,227
Total liabilities assumed		7,193
Net assets acquired	$	4,939

(4) Financial Instruments, at Fair Value

The following is a summary of our financial assets and liabilities that are accounted for at fair value as of December 31, 2011 by level within the fair value hierarchy (in thousands of dollars):

	Level I	Level II	Level III	Total
Assets:				
Financial instruments owned:				
Corporate equity securities	$ 4,928	—	136	5,064
Warrants and options	20	—	4,747	4,767
Fixed income	—	1,093	—	1,093
Total financial instruments owned	$ 4,948	1,093	4,883	10,924
Liabilities:				
Financial instruments sold, not yet purchased	$ 1,643	—	—	1,643
Total financial instruments sold, not yet purchased	$ 1,643	—	—	1,643

There were no significant transfers between Level I and Level II for the year ended December 31, 2011.

Financial instruments are assessed on a quarterly basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels occur at the end of the reporting period. There were $0.9 million in transfers between Level I and Level III classified instruments during 2011. The transfers primarily relate to nonpublicly traded promissory notes that were converted into publicly traded common stock.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

Exchange Traded Equity Securities: Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level I in the fair value hierarchy.

Nonexchange Traded Equity Securities: Nonexchange traded equity securities are categorized as Level III financial instruments and measured using valuation techniques involving quoted prices of, or market data for, comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).

Warrants and Options

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The Company values such warrants using Black-Scholes. The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and expected price volatility. These warrants are categorized as Level III financial instruments.

Fixed Income

Fixed income consists of municipal securities which are categorized as Level II and measured based on quoted prices obtained from external data providers.

Level III Financial Assets

The following is a summary of changes in fair value of financial assets classified as Level III for the year ended December 31, 2011 (in thousands of dollars):

		Corporate equity securities	Warrants	Other investments	Total
Balance, December 31, 2010	$	1,569	15,553	79	17,201
Purchases / issuances		1,157	10,116	—	11,273
Sales / settlements		—	(7,095)	—	(7,095)
Transfer from Level III to Level I		(910)	—	(11)	(921)
Realized and unrealized gains/(losses) (1)		(1,680)	(13,827)	(68)	(15,575)
Balance, December 31, 2011	$	136	4,747	—	4,883
Change in unrealized gains/(losses) relating to instruments still held at December 31, 2011	$	(594)	(14,462)	(68)	(15,124)

(1) Reported in principal transactions in the consolidated statements of operations.

(5) Clearing Agreements and Due from Clearing Broker

At December 31, 2011, due from clearing broker includes fees, commissions receivable and deposit accounts.

(6) Goodwill and Other Intangible Assets

In December 2009, the intangible assets associated with the Miller Mathis and GCM activities were "pushed down" to the Company as these activities have been merged into the Company.

In the fourth quarter of 2011, the Company wrote-off approximately $0.7 million related to goodwill and approximately $0.2 million related to trademarks. The impairment charges were triggered by the currently troubled economic conditions, continued net operating losses, continued decline in RRCG's stock price, the lack of revenue generation in the group underlying one of the trademarks, and RRCG's notice of possible NASDAQ delisting.

The following table represents a summary of the changes to goodwill and other intangible assets from December 31, 2010 through December 31, 2011 (in thousands of dollars):

		Goodwill	Customer relationship	Trademark	Total
Balance, December 31, 2010	$	334	92	175	601
Additions		323	—	—	323
Impairment		(657)	—	(156)	(813)
Amortization		—	(92)	(19)	(111)
Balance, December 31, 2011	$	—	—	—	—

(7) **Related Party Transactions**

During the year ended December 31, 2011, the Company paid and received funds from RRCG and various affiliates in the ordinary course of business. The Company believes amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if it operated as an unaffiliated entity. Amounts due from RRCG are periodically settled in cash. As of December 31, 2011, due from RRCG was $3.9 million.

Also, during the year ended December 31, 2011, the Parent contributed $0.7 million to the Company.

(8) **Property and Equipment, Net**

Property and equipment, net is comprised of the following as of December 31, 2011 (in thousands of dollars):

Computer and office equipment	$	2,215
Furniture and fixtures		1,324
Leasehold improvements		3,123
		6,662
Less: accumulated depreciation and amortization		3,751
Property and equipment, net	$	2,911

Depreciation and amortization expense for the year ended December 31, 2011 related to property and equipment amounted to $1.3 million.

(9) Commitments and Contingencies

Lease Commitments

RRCG's future minimum lease payments for all operating leases are as follows as of December 31, 2011 (in thousands of dollars):

		Office leases	Subleases	Net
2012	$	3,908	(128)	3,780
2013		2,673	—	2,673
2014		96	—	96

Occupancy and rental expenses amounted to $3.4 million in 2011.

(10) Net Capital Requirements

The Broker-Dealer is subject to various regulatory requirements, including the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to a parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the SEC before entering into any such transactions, which if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

The Company has elected to use the alternative method of computing regulatory net capital pursuant to Rule 15c3-1. At December 31, 2011, the Broker-Dealer had net capital of $6.3 million which was $5.3 million in excess of its required net capital of $1.0 million.

(11) Stock-Based Compensation

The Company recorded $2.2 million of stock-based compensation for the year ended December 31, 2011. The unamortized deferred stock-based compensation balance as of December 31, 2011 amounts to $4.7 million and will be fully amortized through 2016.

(Continued)

A summary of options outstanding as of December 31, 2011 is as follows (shares in thousands):

Stock options	Number of options		Weighted average exercise price		Weighted average grant date fair value	Weighted average remaining contractual life		Aggregate intrinsic value
Outstanding at December 31, 2010	4,107	$	4.07	$	0.96		$	
Expirations	(1,917)		3.78		0.78			
Outstanding at December 31, 2011	2,190	$	4.33	$	1.11	1.3 years	$	—
Exercisable at December 31, 2011	2,190	$	4.33	$	1.11	1.3 years	$	—

The fair value of all option grants are estimated on the date of grant using the Black-Scholes option-pricing model.

There was no compensation cost associated with stock options in 2011.

The following tables detail the activity of restricted stock (shares in thousands):

Restricted stock	Number of shares		Fair value grant date average weighted
Balance at December 31, 2010	88	$	2.33
Forfeited	5		2.28
Vested	(93)		2.33
Balance at December 31, 2011	—	$	—

There was an insignificant amount of compensation cost associated with restricted stock in 2011.

The following tables detail the activity of restricted stock units (shares in thousands):

Restricted stock units	Shares			Weighted average grant date fair value	
	Future service required	Required no future service		Future service required	No future service required
Balance at December 31, 2010	5,563	1,707	$	1.28	1.13
Granted	1,568	—		1.32	—
Forfeited	(424)	—		1.10	—
Vested	(1,311)	1,311		1.16	1.16
Balance at December 31, 2011	5,396	3,018	$	1.34	1.14

Approximately 1.6 million RSUs were granted, primarily to former Hudson employees, during 2011.

The RSUs generally have vesting provisions for up to 5 years, with sale restrictions for additional years after vesting. The fair value of the RSUs was determined based on a protective put method model using a discount due to lack of marketability.

Total compensation cost associated with RSUs was approximately $2.2 million in 2011.

As of December 31, 2011, there was $4.7 million of total unrecognized compensation cost related to RSU awards, which is expected to be recognized over a remaining weighted average vesting period of approximately 3 years.

(12) Income Taxes

The Company is a single member LLC owned by Rodman & Renshaw Holding, LLC (RRH). Under current federal and state income tax laws and regulations, RRH is treated as a partnership for tax reporting purposes, and except as described below, is generally not subject to income taxes. Additionally, except as described below, no provision has been made for federal, state, or local income taxes on the results of operations generated by partnership activities, as such taxes are the responsibilities of its members.

The company conducts most of its business in New York City and is subject to the Unincorporated Business Tax (UBT). Accordingly, the Company records a tax provision, taxes payable and deferred taxes associated with the UBT of 4% of taxable income. The main difference between the UBT statutory rate and the effective rate is due to the New York City apportionment factor.

The components of the deferred tax assets and liabilities at December 31, 2011 were as follows (in thousands of dollars):

Deferred tax assets:		
Impairment of goodwill	$	362
Share-based compensation		178
Net operating loss carryforward		218
Other		113
Total deferred tax assets		871
Valuation allowance		(816)
Net deferred tax assets		55
Deferred tax liability:		
Accrued expenses and deferred rent		9
Unrealized gain on investments		46
Net deferred tax liablities		55
Net deferred tax assets and liabilities	$	—

Income tax benefit included in the statement of operations is comprised of the following (in thousands of dollars):

Current:		
UBT	$	(9)
Total current expense		(9)
Deferred:		
UBT		410
Total deferred expense		410
Total	$	401

As of December 31, 2011, the Company recorded a valuation allowance in the amount of $816 thousand against the deferred tax asset as management has determined that it is "more likely than not" that the deferred tax asset will be realized.

As of December 31, 2011, the Company has no unrecognized tax benefits and does not expect the amount of unrecognized tax benefits to significantly increase in the next twelve months.

(Continued)

(13) Legal Proceedings

The Company faces significant legal risks in the their businesses and in recent years, as the Company has expanded, including into China, the volume of claims and amount of damages sought in litigation and regulatory proceedings against investment banking firms have been increasing. These risks include potential liability under Federal securities and other laws in connection with securities offerings and other transactions, including public offerings in which we act as underwriter, as well as advice and opinions we may provide concerning strategic transactions. While the Company is typically indemnified in connection with such claims, indemnification provisions are often difficult to enforce, particularly in circumstances where the indemnifying party's principal assets are located outside of the United States, as is the case in many of our underwritten offerings. In addition, like most investment banking firms, the Company could be the subject of claims made by current and former employees arising out of their employment or termination of employment with us. These claims often relate to dissatisfaction with an employee's bonus or separation payment, or involve allegations that the employee was the subject of some form of discrimination, retaliation or other unlawful employment practice.

During 2011, the Company has been named as a party defendant in various litigations brought as class actions relating to underwritten public offering that it participated in involving China based businesses. Each of these actions is in the preliminary stages and while the Company believes that it has meritorious defenses, the proceedings are at too early a stage to effectively evaluate the merits or predict the outcome. There is no assurance that we will not be named in other actions brought or that the result of the pending actions or any future actions, or the costs of defense of those actions, will not adversely affect us.

(14) Subsequent Events

On February 23, 2012, the company announced that it had acted as advisor to ZaZa Energy LLC in connection with its merger with Toreador Resources Corporation, and as the exclusive agent for the placement of $100 million of senior secured notes and related warrants.

Aggregate cash fees earned by the company for its services were approximately $11.7 million.

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was February 27, 2012.

SUPPLEMENTARY INFORMATION

Schedule I

RODMAN & RENSHAW, LLC

(A Wholly Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Year ended December 31, 2011

(Dollars in thousands)

Net Capital:		
Member's equity	$	18,176
Add allowable credits (discretionary bonuses)		3,432
Total capital		21,608
Nonallowable assets and deductions and charges:		
Financial instruments, not readily marketable		4,766
Private placement and other fees receivable		1,733
Prepaid expenses		499
Property and equipment, net		2,911
Due from RRCG		3,880
Other assets		517
Total nonallowable assets and deductions and charges		14,306
Net capital before haircuts on securities positions		7,302
Haircuts on securities positions:		
Common stocks		811
Debt		68
Options		13
Money markets		46
Foreign currency		64
Undue concentration		13
Total haircuts on securities positions		1,015
Net capital		6,287
Computation of Alternative Net Capital Requirement:		
2% of combined aggregate debit items shown in formula for reserve requirements pursuant to Rule 15c3-3		—
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		1,000
Minimum net capital requirement		1,000
Excess net capital	$	5,287
Net capital in excess of 5% of combined aggregate debit items or 120% of the minimum net capital requirement	$	5,087

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5:

There are no material differences between this computation of Net Capital and the corresponding amended computation prepared by the Company for inclusion in its unaudited Form X-17A-5, Part II filed by the Company on February 27, 2012.

See accompanying report of independent registered public accounting firm.

RODMAN & RENSHAW, LLC

(A Wholly Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3

Year ended December 31, 2011

(Dollars in thousands)

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) and (k)(2)(i) of the rule

See accompanying report of independent registered public accounting firm.

RODMAN & RENSHAW, LLC

(A Wholly Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Information Relating to Possession or Control Requirements under Rule 15c3-3

Year ended December 31, 2011

(Dollars in thousands)

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) and (k)(2)(i) of the rule

See accompanying report of independent registered public accounting firm.

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Rodman & Renshaw, LLC:

In planning and performing our audit of the financial statements of Rodman & Renshaw, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

KPMG

RODMAN & RENSHAW, LLC
(A Wholly owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2011

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

SEC MAIL PROCESSING RECEIVED
FEB 29 2012
WASH., D.C. 196 SECTION

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Rodman and Renshaw LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Rodman and Renshaw LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on line 2B and line 2G in Form SIPC-7 with respective cash disbursement records entries (including copies of the checks), noting no differences;
2. Compared the amounts reported as "Total revenue" on the Company's audited financial statements attached to Form X-17A-5 Part III for the year ended December 31, 2011 with the "Total revenue" reported on Form SIPC-7 for the year ended December 31, 2011, and noted that the audited financial statements reported Total revenue of $62,431 thousand and Form SIPC-7 reported total revenue of $62,431,196. Management noted that this difference was a result of rounding.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Specifically, we:
   a. Obtained a schedule from management showing additional details of the Total revenue for the year ending December 31, 2011 and we agreed the Total revenue line from that schedule to the Total revenue line reported on line 2a, noting no differences;
   b. Compared the amount on line 2b(7) entitled "net loss from securities in investment accounts" to the sum of the lines entitled "Trading -Sales Trading", "Investment realized gain-loss", "Investment unrealized gain-loss", "Investment write-off", "Forward exchange gain-loss", "IB related positions", "Rodman investments", "warrant realized gain-loss", "warrant unrealized gain-loss" and "Merchant banking revenue" from the schedule noted in step 3a above, noting no differences;
   c. Compared the amount on line 2c(3) entitled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to a line entitled "Commissions Exp -ECN", "Clearance/ticket charge", "Floor Broker & Options Fees", Execution Fees", and "Algo Fees" from the schedule noted in step 3a above, noting no

KPMG

differences. Management represented that this balance represents expenses paid to Pershing LLC and Broadcort. We verified that Pershing LLC and Broadcort was listed on the SIPC online member database;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. Specifically, we;
   a. Summed the amounts under the heading "Additions" on lines 2b(1) to line 2b(7) and compared the result to "Total additions", noting no differences;
   b. Summed the amounts under the heading "Deductions" on lines 2c(1) to line 2c(8) plus the greater of line 9(i) or line 9(ii), and agreed the result to "Total deductions", noting no differences;
   c. Summed the amounts under the headings: "Total revenue," "Total additions," and "Total deductions" and agreed the result to line 2d entitled "SIPC Net Operating Revenues", noting no differences;
   d. Recalculated the "General Assessment" on line 2e, by multiplying the "SIPC Net Operating revenues" on line 2d by .0025, noting no differences;
   e. Agreed the "General Assessment" from line 2e (on page 2) to line 2A (on page 1), noting no differences;
   f. Summed the amounts from lines 2A to line 2C and compared the result to line 2D entitled "Assessment balance due or (overpayment)", and summed the amounts on lines 2D and line 2E and compared the result to line 2F entitled "Total assessment balance and interest due", noting no differences; and
   g. Subtracted the amount from line 2F entitled "Total assessment balance and interest due" from line 2G entitled "PAID WITH FORM" and compared the result to line 2H entitled "Overpayment carried forward", noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

Rodman & Renshaw LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7T)

Period From January 1, 2011 to December 31, 2011

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	62,431,196
Additions:		
Net loss from securities in investment account		12,134,208
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		2,484,041
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		312,594
SIPC Net Operating Revenues		71,768,769
General Assessment @ .0025		179,422
Less payment made with SIPC-6 filed (exclude interest)		115,493
Less prior overpayment applied		–
Assessment balance due	$	63,929

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033862 FINRA DEC
RODMAN & RENSHAW LLC
1251 AVENUE OF THE AMERICAS
NEW YORK NY 10020-1104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Horin 212.356.0545

SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASH. D.C. 196

2. A. General Assessment (item 2e from page 2)		$ 179,422
B. Less payment made with SIPC-6 filed (exclude interest) August 5, 2011 (Date Paid)		(115,493)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		63,929
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 63,929
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 63,929	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RODMAN & RENSHAW LLC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 22 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 62,431,196
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	12,134,208
Total additions	12,134,208
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,484,041
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	312,594
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	2,796,635
2d. SIPC Net Operating Revenues	$ 71,768,769
2e. General Assessment @ .0025	$ 179,422

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) *interest earned on customers' securities accounts;*

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) *income from service charges or other surcharges with respect to securities;*

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) *fees in connection with put, call, and other options transactions in securities;*

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange *relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee* of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) *The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified* as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either *directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in* Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated

FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation